Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and six months ended June 30, 2019

(Unaudited)

1

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2018, except for changes indicated in Note 3 (i). Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, - Interim Financial Reporting, using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for ensuring the Company’s financial reporting in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown”	“Perry Ing”
Stuart Brown	Perry Ing
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

August 6, 2019

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		June 30,	December 31,
	Notes	2019	2018
ASSETS
Current assets
Cash		$30,235	$30,708
Amounts receivable	5	1,314	2,478
Prepaid expenses and other		764	1,269
Derivative assets	14	1,941	–
Inventories	6	110,210	102,261
		144,464	136,716

Reclamation deposit		250	250
Derivative assets	14	264	1,670
Property, plant and equipment	7	828,628	841,241

Total assets		$973,606	$979,877

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	17	$35,950	$48,295
Derivative liabilities	14	–	653
Lease liabilities	9	801	–
Income taxes payable		284	574
		37,035	49,522

Secured notes payable	10	393,412	408,144
Lease liabilities	9	1,453	–
Decommissioning and restoration liability	8	59,991	54,922
Deferred income tax liabilities		4,366	3,174

Shareholders' equity:
Share capital	12	629,840	629,796
Share-based payments reserve	12	7,188	6,750
Deficit		(161,013)	(173,765)
Accumulated other comprehensive income		1,334	1,334

Total shareholders' equity		477,349	464,115

Total liabilities and shareholders' equity		$973,606	$979,877

Commitments and contingencies	16 & 17
Subequent event	10

On behalf of the Board:

“David Whittle”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Six months ended	Six months ended
	Notes	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Sales		$95,774	$99,075	$156,470	$165,640
Cost of sales:
Production costs		48,706	41,095	77,492	60,009
Cost of acquired diamonds		2,677	10,214	8,628	20,217
Depreciation and depletion		26,592	29,265	42,391	42,348

Earnings from mine operations		17,799	18,501	27,959	43,066
Exploration and evaluation expenses		1,896	3,562	5,518	4,433
Selling, general and administrative expenses	13	3,141	3,752	6,040	7,341

Operating income		12,762	11,187	16,401	31,292
Net finance expenses	11	(9,584)	(9,889)	(19,372)	(19,589)
Derivative gains	14	610	267	1,011	782
Foreign exchange gains (losses)		7,535	(7,746)	16,182	(18,122)
Other income		–	58	–	81

Income (loss) before taxes		11,323	(6,123)	14,222	(5,556)
Current income taxes		(141)	(142)	(277)	(861)
Deferred income taxes		(927)	(15)	(1,193)	204
Total income taxes		(1,068)	(157)	(1,470)	(657)
Net income (loss) for the period		$10,255	$(6,280)	$12,752	$(6,213)
Other Comprehensive Income
Items that will not be reclassified subsequently to profit and loss:
Change in fair value of equity securities		–	(97)	–	1,334
Other comprehensive (loss) income		–	(97)	–	1,334
Total comprehensive income (loss) for the period		$10,255	$(6,377)	$12,752	$(4,879)

Basic and diluted earnings (loss) per share	12(iv)	$0.05	$(0.03)	$0.06	$(0.03)

Basic weighted average number of shares outstanding		210,109,142	202,897,623	210,108,884	181,693,363
Diluted weighted average number of shares outstanding		210,471,473	202,897,623	210,471,215	181,693,363

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2018		160,253,501	$475,624	$5,549	$(146,431)	$–	$334,742
Net loss for the period		–	–	–	(6,213)	–	(6,213)
Share-based payment	12(iii)	–	–	813	–	–	813
Issuance of common shares - restricted share unit		15,002	97	(97)	–	–	–
Share issuance to acquire Kennady Diamonds Inc.		49,737,307	153,688	–	–	–	153,688
Other Comprehensive Income:
Financial assets at fair value through other comprehensive income
Gain on equity securities		–	–	–	–	1,334	1,334
Balance, June 30, 2018		210,005,810	$629,409	$6,265	$(152,644)	$1,334	$484,364

Balance, January 1, 2019		210,102,476	$629,796	$6,750	$(173,765)	$1,334	$464,115
Net income for the period		–	–	–	12,752	–	12,752
Share-based payment	12(iii)	–	–	482	–	–	482
Issuance of common shares - restricted share units	12(iii)	6,666	44	(44)	–	–	–
Balance, June 30, 2019		210,109,142	$629,840	$7,188	$(161,013)	$1,334	$477,349

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$10,255	$(6,280)	$12,752	$(6,213)

Adjustments:		–
Net finance expenses	9,537	9,889	19,280	19,589
Depreciation and depletion	26,647	29,271	42,501	42,357
Share-based payment expense	263	389	482	813
Derivative gains	(610)	(267)	(1,011)	(782)
Foreign exchange (gains) losses	(7,535)	7,746	(16,182)	18,122
Current income taxes	(426)	(432)	(290)	287
Deferred income taxes	927	15	1,193	(204)
	39,058	40,331	58,725	73,969
Changes in non-cash operating working capital:
Amounts receivable	3,193	334	1,164	(171)
Prepaid expenses and other	(263)	(2,851)	505	(5,522)
Inventories	23,971	20,678	(10,850)	(12,506)
Accounts payable and accrued liabilities	(19,880)	515	(12,345)	4,996
	46,079	59,007	37,199	60,766
Investing activities:
Investment in Kennady Diamonds Inc.	–	7,500	–	–
Interest income	147	113	257	212
Purchase of property, plant and equipment	(10,062)	(42,070)	(20,492)	(50,767)
Cash acquired and transaction costs on asset acquisition of Kennady Diamonds Inc.	–	(4,028)	–	(4,028)
	(9,915)	(38,485)	(20,235)	(54,583)
Financing activities:
Payment of lease liabilities	(190)	–	(391)	–
Financing costs	(16,829)	(15,535)	(16,861)	(15,723)
	(17,019)	(15,535)	(17,252)	(15,723)

Effect of foreign exchange rate changes on cash	(216)	(158)	(185)	(81)
Increase (decrease) in cash	18,929	4,829	(473)	(9,621)
Cash, beginning of period	11,306	28,679	30,708	43,129
Cash, end of period	$30,235	$33,508	$30,235	$33,508

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

1.	Nature of Operations

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project (“KNP”).

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ under the symbol ‘MPVD’.

The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” (Note 7) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties.

KNP is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories.

The underlying value and recoverability of amounts shown as “Mineral Properties” is dependent upon the ability of the Company to discover economically recoverable reserves, to have successful exploration, permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover and develop economically recoverable reserves will require the Company to write off costs capitalized to date.

Authorization of Financial Statements

These condensed consolidated interim financial statements were approved by the Board of Directors on August 6, 2019.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2018 except for changes indicated in Note 3 (i).

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared under the historical cost convention, as modified by the revaluation of equity securities and derivative assets and liabilities and are presented in thousands of Canadian dollars.

The condensed consolidated interim financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	Significant accounting policies

(i)	New accounting policies adopted in the current period

Leases

Effective January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”), using the modified retrospective approach on transition, which specifies how to recognize, measure, present and disclose leases. The comparatives for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, as permitted under the specific transitional provisions in the standard. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases. The right-of-use assets and lease liabilities on the date of implementation are shown in Note 9 of these condensed consolidated interim financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Company recognizes the lease payments as an expense in net earnings on a straight-line basis over the term of the lease.

The Company recognized a right-of-use asset and the associated lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial costs incurred and an estimate of cost to remove the underlying asset, less any lease incentives received. Lease payments included in the measurement of the lease liability comprise of amounts expected to be payable by the Company under residual value guarantees, and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The right-of-use asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The assets are depreciated using the lower of the useful life of the right-of-use asset or the lease term, using the straight-line method.

The lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if the rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to net income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases.

The Company used the following practical expedients permitted by IFRS 16 on transition:

•	the accounting for operating leases with a remaining least term of less than 12 months as at January 1, 2019 as short-term leases ;
•	the exclusion of initial direct costs from the measurement of the right-of-use at the date of initial application; and
•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Uncertainty over income tax treatments

Effective January 1, 2019, the Company adopted issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. Upon adoption of IFRIC 23, there was no material impact to these condensed consolidated interim financial statements.

(ii)	Standards and amendments to existing standards

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Conceptual Framework

On March 29, 2018 the IASB issued amendments to references to conceptual frameworks in IFRS Standards. These amendments are effective January 1, 2020. Management is currently assessing the impact of the modified conceptual framework on the consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2018, except for the following summarized below:

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

(i)	Significant judgements in accounting policies

The areas which require management to make significant judgements in applying the Company’s accounting policies are:

a)	Lease liabilities and right-of-use assets

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. Also, the incremental borrowing rate is the rate which the operation would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

5.	AMOUNTS RECEIVABLE
	June 30,	December 31,
	2019	2018
Sales receivable	$–	$180
GST/HST receivable	440	1,247
Other receivable	874	1,051
Total	$1,314	$2,478

6.       INVENTORIES

	June 30,	December 31,
	2019	2018
Ore stockpile	$5,118	$17,714
Rough diamonds	52,122	56,300
Supplies inventory	52,970	28,247
Total	$110,210	$102,261

Depreciation and depletion included in inventories at June 30, 2019 is $19,123 (December 31, 2018 - $21,519).

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds.

Included in production costs for the three and six months ended June 30, 2019 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $9,692 and $19,341, respectively (three and six months ended June 30, 2018 - $8,828 and $17,226, respectively).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

7.       PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at June 30, 2019 and December 31, 2018 are as follows:

	Property,	Assets under	Property,	Exploration and	Assets under
	plant and equipment GK	construction GK	plant and equipment KNP	evaluation assets KNP	construction KNP	Total
Cost
At January 1, 2018	$707,399	$23,979	$–	$–	$–	$731,378
Decommissioning and restoration adjustment	23,553	–	–	–	–	23,553
Additions/transfers*	89,154	(19,085)	90	166,947	1,564	238,670
At December 31, 2018	820,106	4,894	90	166,947	1,564	993,601
Decommissioning and restoration adjustment	4,216	–	–	–	–	4,216
January 1, 2019 IFRS 16 lease additions	2,670	–	–	–	–	2,670
Additions/transfers*	21,389	683	–	–	–	22,072
At June 30, 2019	$848,381	$5,577	$90	$166,947	$1,564	$1,022,559

Accumulated depreciation
At January 1, 2018	$(68,720)	$–	$–	$–	$–	$(68,720)
Depreciation and depletion	(83,630)	–	(10)	–	–	(83,640)
At December 31, 2018	(152,350)	–	(10)	–	–	(152,360)
Depreciation and depletion**	(41,564)	–	(7)	–	–	(41,571)
At June 30, 2019	$(193,914)	$–	$(17)	$–	$–	$(193,931)

Carrying amounts
At December 31, 2018	$667,756	$4,894	$80	$166,947	$1,564	$841,241
At June 30, 2019	$654,467	$5,577	$73	$166,947	$1,564	$828,628

 *Included in additions of property, plant and equipment for GK is $17,385 (December 31, 2018 - $32,776) related to deferred stripping of which $1,463 relates to the depreciation of earthmoving equipment (December 31, 2018 - $2,741).

**Included in depreciation and depletion is $547 of depreciation on the right-of-use assets capitalized under IFRS 16 (December 31, 2018 - $nil)

The Company’s primary project, the 49% owned GK Mine, declared commercial production on March 1, 2017. Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

On April 13, 2018, KNP mineral asset rights were acquired. Kennady is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories.

8.	Decommissioning and restoration liability

The decommissioning and restoration liability is the addition of the liabilities for both the GK Mine and the Kennady North Project, which are broken down separately below.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at June 30, 2019 and 2018:

	June 30,	December 31,
	2019	2018
Expected undiscounted cash flows	$58,119	$56,122
Discount rate	1.68%	2.18%
Inflation rate	1.95%	1.95%
Periods	2029	2029

The Kennady North Project decommissioning and restoration liability was calculated using the following assumptions as at June 30, 2019 and December 31, 2018:

	June 30,	December 31,
	2019	2018
Expected undiscounted cash flows	$175	$175
Discount rate	1.86%	1.86%
Inflation rate	1.95%	1.95%
Periods	2021	2021

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the six months ended June 30, 2019, the decommissioning and restoration liability was increased by $4,469 for an increase in additional disturbance due to ongoing mining activity. During the year ended December 31, 2018, the decommissioning and restoration liability was increased by $24,892 for a change in estimate, reflecting primarily an increase in estimated reclamation and restoration costs due to the construction work completed at the GK mine site, the mining operations on the property, and a decrease in estimated reclamation and restoration costs due minimal construction and exploration work performed at the KNP mine site.

The continuity of the decommissioning and restoration liability at June 30, 2019 and December 31, 2018 is as follows:

	GK Mine	KNP	Total
Balance, at January 1, 2018	$29,200	$–	$29,200
Addition of balance at the time of KDI acquisition	–	173	173
Change in estimate of discounted cash flows	24,900	(8)	24,892
Accretion recorded during the year	656	1	657
Balance, at December 31, 2018	$54,756	$166	$54,922
Change in estimate of discounted cash flows	4,469	–	4,469
Accretion recorded during the period	598	2	600
Balance, at June 30, 2019	$59,823	$168	$59,991

9.	lease liabilities

On transition to IFRS 16, the Company recognized additional right-of-use assets (Note 7) and additional lease liabilities. The right-of-use assets include the corporate office and various mining related equipment and vehicles.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The impact on transition is summarized below:

January 1, 2019
Right-of-use assets presented in property, plant and equipment	$2,670
Lease liabilities	$2,670

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is approximately 5.4%.

Operating lease commitments at December 31, 2018	$3,048
Discounted using the incremental borrowing rate at January 1, 2019	2,670
Lease obligations recognized at January 1, 2019	$2,670

10.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million aggregate principal amount of senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 97.992% of par, resulting in total proceeds of US$323.4 million. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, commencing on June 15, 2018, at a rate of 8.00% per annum, and mature on December 15, 2022. The Company incurred transaction costs of approximately $10 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

As at June 30, 2019, the Company has an obligation for US$309.9 million or $405.9 million Canadian dollar equivalent from the secured notes payable. As at December 31, 2018, the Company had an obligation for US$309.9 or $422.2 million Canadian dollar equivalent from the secured notes payable.

	June 30,	December 31,
	2019	2018
Total outstanding secured notes payable	$405,866	$422,262
Less: unamortized deferred transaction costs and issuance discount	12,454	14,118
Total secured notes payable	$393,412	$408,144

Subsequent to the six months ended June 30, 2019, US$7 million or approximately $9.2 million Canadian dollar equivalent of secured notes payable was purchased by the Company from arms-length investors.

Page | 14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The secured notes payable is carried at amortized cost on the condensed consolidated interim balance sheet.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	at any time and from time to time prior to December 15, 2019, in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes, with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into a US$50 million first ranking lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years and the Company is subject to a quarterly commitment fees of between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at June 30, 2019, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis, of which the first three are required to be met, in order for the RCF to remain available:

•	Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to interest expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.
•	Permitted distributions (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

The Company is in compliance with all financial covenants in order to remain available as at June 30, 2019.

Page | 15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

11.	net finance expenses
	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Interest income	$147	$113	$257	$212
Accretion expense on decommissioning and restoration liability	(299)	(165)	(598)	(331)
Interest expense	(8,275)	(8,887)	(16,722)	(17,447)
Amortization of deferred financing costs	(835)	(708)	(1,664)	(1,542)
Other finance costs*	(322)	(242)	(645)	(481)
	$(9,584)	$(9,889)	$(19,372)	$(19,589)

*Included in other finance costs for the three and six months ended June 30, 2019, respectively, is $47 and $92 related to interest on lease liabilities (Note 9). The amounts are $nil for the same periods in 2018.

12.	SHAREHOLDERS’ EQUITY
i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and fully paid as at June 30, 2019 is 210,109,142.

No dividends were declared and paid in the six months ended June 30, 2019. In the year ended December 31, 2018, the Company declared and paid a dividend of $0.04 per common share totalling $8,400.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

On June 13, 2019, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan.

As at June 30, 2019, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,010,914 shares, and there were 18,220,248 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	Six months ended June 30, 2019		Year ended December 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	3,130,000	$4.17	3,640,000	$4.40
Granted during the period	–	–	240,000	3.30
Expired/forfeited during the period	(701,665)	4.24	(750,000)	5.00
Balance at end of the period	2,428,335	$4.15	3,130,000	$4.17
Options exercisable at the end of the period	1,616,667	$4.51	2,183,334	$4.45

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the December 31, 2018 period. No options were granted in the June 30, 2019 period. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 200,000 stock options issued on June 30, 2018 vest 1/3 on July 1, 2019, 1/3 on July 1, 2020 and 1/3 on July 1, 2021. The 40,000 stock options issued on June 30, 2018 vest 1/2 on July 1, 2019 and 1/2 on July 1, 2020.

December 31,
2018
Exercise price	$3.30
Expected volatility	30.78%
Expected option life	5 years
Contractual option life	5 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	2.06%

The following tables reflect the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at June 30, 2019. The Black-Scholes values are measured at the grant date.

At June 30, 2019
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
April 13, 2020	925	585,000	585,000	4.66
October 14, 2020	133	100,000	100,000	4.21
December 10, 2020	332	295,000	295,000	3.57
June 30, 2021	120	100,000	100,000	6.35
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	100,000	5.86
December 21, 2022	967	908,335	336,667	3.48
June 30, 2023	203	200,000	-	3.30
June 30, 2023	41	40,000	-	3.30
	$ 3,106	2,428,335	1,616,667	$ 4.15

The weighted average remaining contractual life of the options outstanding at June 30, 2019 is 2.41 years (December 31, 2018 - 2.63 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table shows the RSU awards which have been granted and settled during the period:

	June 30, 2019		December 31, 2018
RSU	Number of units	Weighted average value	Number of units	Weighted average value
Balance at beginning of period	368,997	$5.01	488,665	$4.88
Awards and payouts during the period (net):
RSUs settled and common shares issued	(6,666)	6.49	(111,668)	4.33
RSUs forfeited	–	–	(8,000)	6.49
Balance at end of the period*	362,331	$4.98	368,997	$5.01

*As at June 30, 2019, 205,667 RSUs (December 31, 2018, 106,668 RSUs) at a weighted average value of $5.40 have vested and have not yet been settled. The 205,667 RSUs includes the acceleration of vesting for departed directors.

No DSU awards have been granted to date, therefore as at June 30, 2019 there are no DSUs outstanding.

The share-based payments recognized as an expense for the three and six months ended June 30, 2019 and 2018 are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Expense recognized in the period
for share-based payments	$263	$389	$482	$813

The share-based payment expense for the three and six months ended June 30, 2019 and 2018 is included in selling, general and administrative expenses.

iv.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Numerator
Net income (loss) for the period	$10,255	$(6,280)	$12,752	$(6,213)

Denominator
For basic - weighted average number of shares outstanding	210,109,142	202,897,623	210,108,884	181,693,363
Effect of dilutive securities	362,331	–	362,331	-
For diluted - adjusted weighted average number of shares outstanding	210,471,473	202,897,623	210,471,215	181,693,363

Earnings (Loss) Per Share
Basic	$0.05	$(0.03)	$0.06	$(0.03)
Diluted	$0.05	$(0.03)	$0.06	$(0.03)

For the three months ended June 30, 2019, 2,428,335 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (three months ended June 30, 2018 - 3,630,000 stock options and 465,663 RSUs). For the six months ended June 30, 2019, 2,428,335 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (six months ended June 30, 2018 - 3,630,000 stock options and 465,663 RSUs).

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

13.	Selling, general and administrative expenses
	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Selling and marketing	$1,658	$1,650	$2,950	$3,216
General and administrative:
Consulting fees and payroll	416	702	1,065	1,137
Share-based payment expense	263	389	482	813
Depreciation	54	6	109	9
Office and administration	190	227	284	428
Professional fees	237	359	457	929
Promotion and investor relations	96	196	138	205
Director fees	54	58	119	200
Transfer agent and regulatory fees	84	111	244	305
Travel	89	54	192	99
	$3,141	$3,752	$6,040	$7,341

14.	Derivative assets and liabilities

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	at any time and from time to time prior to December 15, 2019 in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

The Company entered into foreign currency forward swap contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar sales proceeds and the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the foreign currency forward swap contracts are recognized in net income or loss as gains or losses on derivatives.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Foreign Currency Forward Contracts

The table below provides a summary of currency contracts outstanding as at June 30, 2019.

Execution Date of Contracts	Settlement Dates of Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
December 19, 2018	July 2, 2019	$6,700	$1.3400	$5,000
March 7, 2019	July 29, 2019 to October 9, 2019	$13,395	$1.3395	$10,000
April 24, 2019	July 8, 2019 to December 4, 2019	$26,804	$1.3402	$20,000
May 29, 2019	January 7, 2020 to February 6, 2020	$13,430	$1.3430	$10,000
Total		$60,329	$1.3407	$45,000

The following table presents the various derivatives as at June 30, 2019 and December 31, 2018:

	June 30,	December 31
	2019	2018
Prepayment option embedded derivatives	$264	$1,670
Foreign currency contract derivative	1,941	(653)
	2,205	1,017
Current portion of foreign currency contracts	1,941	(653)
Current portion of derivative assets (liabilities)	1,941	(653)
Non-current derivative assets	$264	$1,670

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Income (Loss) for the three and six months ended June 30, 2019 and 2018:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Gain on derivative contracts - currency contracts	$1,594	$–	$2,359	$–
(Loss) gain on prepayment option embedded derivative	(984)	267	(1,348)	782
Total	$610	$267	$1,011	$782

15.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount				Fair value
June 30, 2019	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$–	$2,205	$–	$2,205	$–	$2,205	$–	$2,205
	$–	$2,205	$–	$2,205
Financial assets not measured at fair value
Cash	$30,235	$–	$–	$30,235	30,235	–	–	30,235
Amounts receivable	1,314	–	–	1,314	1,314	–	–	1,314
	$31,549	$–	$–	$31,549
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$–	$–	$35,950	$35,950	35,950	–	–	35,950
Secured notes payable	–	–	393,412	393,412	405,810	–	–	405,810
	$–	$–	$429,362	$429,362

	Carrying amount				Fair value
December 31, 2018	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$–	$1,670	$–	$1,670	$–	$1,670	$–	$1,670
	$–	$1,670	$–	$1,670
Financial assets not measured at fair value
Cash	$30,708	$–	$–	$30,708	30,708	–	–	30,708
Amounts receivable	2,478	–	–	2,478	2,478	–	–	2,478
	$33,186	$–	$–	$33,186
Financial liabilities measured at fair value
Derivative liabilities	$–	$653	$–	$653	–	653	–	653
	$–	$653	$–	$653
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$–	$–	$48,295	$48,295	48,295	–	–	48,295
Secured notes payable	–	–	408,144	408,144	412,976		–	412,976
	$–	$–	$456,439	$456,439

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 10).

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the secured notes payable is determined using market quoted prices.

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

16.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$1,530	$–	$–	$–	$1,530
Revolving credit facility stand by charges	810	371	–	–	1,181
Notes payable - Principal	–	–	405,866	–	405,866
Notes payable - Interest	33,010	65,841	16,505	–	115,356
Forward Exchange Contracts:
(Inflows)	(60,329)	–	–	–	(60,329)
Outflows	58,928	–	–	–	58,928
	$33,949	$66,212	$422,371	$–	$522,532

17.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the year ended December 31, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

Between 2014 and 2016, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at June 30, 2019, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2018 - $23.4 million).

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The balances as at June 30, 2019 and December 31, 2018 were as follows:

	June 30,	December 31,
	2019	2018
Payable De Beers Canada Inc. as the operator of the GK Mine*	$2,703	$1,430
Payable to De Beers Canada Inc. for interest on letters of credit	352	351
Payable to International Investment and Underwriting	25	–
Payable to key management personnel	76	57

*included in accounts payable and accrued liabilities

The transactions for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
The total of the transactions:
Kennady Diamonds	$–	$7	$–	$30
International Investment and Underwriting	12	17	25	30
Remuneration to key management personnel	489	801	1,166	1,482
Diamonds sold to De Beers Canada Inc.	7,277	–	10,152	–
Diamonds purchased from De Beers Canada Inc.	124	8,490	5,282	15,857
Finance costs incurred from De Beers Canada Inc.	175	176	347	349
Management fee charged by the Operator of the GK Mine	1,038	1,038	2,076	2,076

The remuneration expense of directors and other members of key management personnel for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Consulting fees, payroll, director fees, bonus and other short-term benefits	$290	$497	$808	$866
Share-based payments	211	321	383	646
	$501	$818	$1,191	$1,512

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the CEO and CFO.

18.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the North West Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended June 30, 2019

	GK Mine	KNP	Total

Sales	$95,774	$–	$95,774
Cost of sales:
Production costs	48,706	–	48,706
Cost of acquired diamonds	2,677	–	2,677
Depreciation and depletion	26,592	–	26,592

Earnings from mine operations	17,799	–	17,799
Exploration and evaluation expenses	895	1,001	1,896
Selling, general and administrative expenses	3,140	1	3,141

Operating income (loss)	13,764	(1,002)	12,762
Net finance expenses	(9,584)	–	(9,584)
Derivative gains	610	–	610
Foreign exchange gains	7,535	–	7,535

Net income (loss) before taxes	$12,325	$(1,002)	$11,323

Total assets	$804,644	$168,962	$973,606
Total liabilities	$495,958	$299	$496,257

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the six months ended June 30, 2019

	GK Mine	KNP	Total

Sales	$156,470	$–	$156,470
Cost of sales:
Production costs	77,492	–	77,492
Cost of acquired diamonds	8,628	–	8,628
Depreciation and depletion	42,391	–	42,391

Earnings from mine operations	27,959	–	27,959
Exploration and evaluation expenses	2,054	3,464	5,518
Selling, general and administrative expenses	6,033	7	6,040

Operating income (loss)	19,872	(3,471)	16,401
Net finance expenses	(19,371)	(1)	(19,372)
Derivative gains	1,011	–	1,011
Foreign exchange gains (losses)	16,183	(1)	16,182

Net income (loss) before taxes	$17,695	$(3,473)	$14,222

Total assets	$804,644	$168,962	$973,606
Total liabilities	$495,958	$299	$496,257

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended June 30, 2018

	GK Mine	KNP*	Total

Sales	$99,075	$–	$99,075
Cost of sales:
Production costs	41,095	–	41,095
Cost of acquired diamonds	10,214	–	10,214
Depreciation and depletion	29,265	–	29,265

Earnings from mine operations	18,501	–	18,501
Exploration and evaluation expenses	1,059	2,503	3,562
Selling, general and administrative expenses	3,734	18	3,752

Operating income (loss)	13,708	(2,521)	11,187
Net finance (expenses) income	(9,891)	2	(9,889)
Derivative gains	267	–	267
Foreign exchange losses	(7,746)	–	(7,746)
Other income	58	–	58

Net loss before taxes	$(3,604)	$(2,519)	$(6,123)

Total assets	$805,521	$169,295	$974,816
Total liabilities	$489,322	$1,130	$490,452

*The acquisition of KNP occurred on April 13, 2018 therefore the period is from the date of acquisition to June 30, 2018.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the six months ended June 30, 2018

	GK Mine	KNP*	Total

Sales	$165,640	$–	$165,640
Cost of sales:
Production costs	60,009	–	60,009
Cost of acquired diamonds	20,217	–	20,217
Depreciation and depletion	42,348	–	42,348

Earnings from mine operations	43,066	–	43,066
Exploration and evaluation expenses	1,930	2,503	4,433
Selling, general and administrative expenses	7,323	18	7,341

Operating income (loss)	33,813	(2,521)	31,292
Net finance (expenses) income	(19,591)	2	(19,589)
Derivative gains	782	–	782
Foreign exchange losses	(18,122)	–	(18,122)
Other income	81	–	81

Net loss before taxes	$(3,037)	$(2,519)	$(5,556)

Total assets	$805,521	$169,295	$974,816
Total liabilities	$489,322	$1,130	$490,452

*The acquisition of KNP occurred on April 13, 2018 therefore the period is from the date of acquisition to June 30, 2018.

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